Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Assurant, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our common stock, par value $0.01 per share, and (2) our 6.50% Series D Mandatory Convertible Preferred Stock, par value $1.00 per share (our “Mandatory Convertible Preferred Stock”).

The following summaries generally describe the material terms and provisions of our common stock and Mandatory Convertible Preferred Stock as of the date of the Annual Report on Form 10-K to which this Exhibit 4.7 is a part (the “Annual Report”). These summaries do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, the provisions of our amended and restated certificate of incorporation (including the Certificate of Designations of 6.50% Series D Mandatory Convertible Preferred Stock (the “Series D Certificate of Designations”) (collectively, the “certificate of incorporation”)) and amended and restated by-laws (the “by-laws”), each of which is filed as an exhibit to the Annual Report. We encourage you to read our certificate of incorporation and by-laws, and the applicable provisions of applicable law and rules, including the General Corporation Law of the State of Delaware (“DGCL”) for additional information.

In this Exhibit 4.7, when we refer to the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Assurant, Inc., excluding, unless otherwise expressly stated or the context requires, our subsidiaries; all references to “common stock” refer only to common stock issued by Assurant, Inc. and not to any common stock issued by any subsidiary. References to “holders” mean those who own shares of common stock or Mandatory Convertible Preferred Stock registered in their own names, on the books that the registrar or we maintain for this purpose, and not those who own beneficial interests in shares registered in street name or in shares issued in book-entry form through one or more depositaries.

COMMON STOCK

General

Authorized Shares. The certificate of incorporation authorizes 800,000,000 shares of common stock. All outstanding shares of common stock are fully-paid and nonassessable.

Dividends. Subject to any preferential rights of any outstanding series of preferred stock that our board of directors may create from time to time, including the Mandatory Convertible Preferred Stock, the holders of our common stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor.

Voting Rights. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the shares of our common stock will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, under our by-laws, all matters to be voted on by the stockholders must be approved by the vote of the holders of a majority in voting power of the stock present and entitled to vote on the matter, other than the election of directors, which must be approved by a majority of the votes cast, subject to state law and any voting rights granted to any of the holders of preferred stock.

Preemptive Rights. The holders of common stock do not have any preemptive rights. There are no subscription, redemption, conversion or sinking fund provisions with respect to the common stock.

Liquidation Rights. Upon dissolution, liquidation or winding-up of the Company, subject to the rights of holders of any preferred stock outstanding or any other class or series of stock having preferential rights, the holders of shares of common stock will be entitled to receive our assets available for distribution proportionate to their pro rata ownership of the outstanding shares of common stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, By-Laws and Delaware General Corporation Law

The provisions of the DGCL and our certificate of incorporation and by-laws summarized below may have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in a premium being paid over the market price of our common stock, and discouraging, delaying or preventing changes in control or management of our Company.

Certificate of Incorporation and By-Laws. Our certificate of incorporation, which provides for the issuance of preferred stock, may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of shares of common stock. Further, our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by a consent in writing. Special meetings of our stockholders may be called only by our Chief Executive Officer or by our board of directors pursuant to a resolution approved by the board of directors. In addition, our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Our board of directors has the authority, without further action of our stockholders, to issue up to 200,000,000 shares of preferred stock, par value $1.00 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof. The issuance of preferred stock on various terms could adversely affect the holders of common stock. The potential issuance of preferred stock may discourage bids for shares of our common stock at a premium over the market price of our common stock, may adversely affect the market price of shares of our common stock and may discourage, delay or prevent a change in control of the Company.

The anti-takeover and other provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Delaware General Corporation Law. We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents a person who owns 15% or more of our outstanding voting stock, an “interested stockholder,” from engaging in some business combinations, as described below, with us for three years following the time that that person becomes an interested stockholder unless one of the following occurs:

•	the board of directors either approves the business combination or the transaction in which the person became an interested stockholder before that person became an interested stockholder;

•
upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by:

•	directors who are also officers of our Company; and

•	employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that the transaction in which the person became an interested stockholder, the business combination is:

•	approved by the board of directors; and

•	authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, the term “business combinations” includes mergers, consolidations, asset sales or other transactions that result in a financial benefit to the interested stockholder and transactions that would increase the interested stockholder’s proportionate share ownership of our Company.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with us for a period of three years after the stockholder becomes an interested stockholder. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so. Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, because the requirement stated above regarding stockholder approval would be avoided if a majority of the directors approves, prior to the time the party became an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

MANDATORY CONVERTIBLE PREFERRED STOCK

Authorized Shares

The certificate of incorporation authorizes our board of directors to provide, without further stockholder action, for the issuance of up to 200,000,000 shares of preferred stock, par value of $1.00 per share, and the designation of each series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and fix the voting power, full or limited or no voting power, the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of each series.

We will at all times reserve and keep available out of the authorized and unissued shares of common stock, solely for issuance upon conversion of the Mandatory Convertible Preferred Stock, the maximum number of shares of our common stock as shall be issuable from time to time upon the conversion of all the shares of the Mandatory Convertible Preferred Stock then outstanding.

The Mandatory Convertible Preferred Stock is, and our common stock issued upon the conversion of the Mandatory Convertible Preferred Stock will be, fully paid and nonassessable. The holders of the Mandatory Convertible Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any class of our stock, obligations, warrants or other securities.

Ranking

The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, rank:

•
senior to (i) our common stock and (ii) each other class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock (the “Initial Issue Date”), the terms of which do not expressly provide that such class or series ranks either (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (collectively, the “Junior Stock”);

•
on parity with any class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (collectively, the “Parity Stock”);

•
junior to each class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (collectively, the “Senior Stock”); and

•	junior to our existing and future indebtedness.

In addition, with respect to dividend rights and distribution rights upon our liquidation, winding-up or dissolution, the Mandatory Convertible Preferred Stock is structurally subordinated to existing and future indebtedness and other obligations of each of our subsidiaries.

Dividends

Subject to the rights of holders of any class or series of any Senior Stock, holders of the Mandatory Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors, or an authorized committee thereof, out of funds legally available for payment, in the case of dividends paid in cash, and shares of common stock legally permitted to be issued, in the case of dividends paid in shares of common stock, cumulative dividends at the rate per annum of 6.50% of the liquidation preference of $100.00 per share of the Mandatory

Convertible Preferred Stock (equivalent to $6.50 per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to the limitations described below). Dividends accumulate from the most recent date as to which dividends have been paid, whether or not in any dividend period or periods there have been funds legally available or shares of common stock legally permitted for the payment of such dividends. The amount of dividends payable on each share of the Mandatory Convertible Preferred Stock for each full dividend period (subsequent to the initial dividend period) will be computed by dividing the annual dividend rate by four (or $1.6250 per share per quarter). Accumulated dividends on shares of the Mandatory Convertible Preferred Stock will not bear interest.

Our ability to declare and pay cash dividends and to make other distributions with respect to our capital stock may be limited by the terms of our and our subsidiaries’ existing and any future indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. In addition, so long as any share of Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution may be declared or paid on our common stock or any other class or series of Junior Stock, and no common stock or any other class or series of Junior Stock or Parity Stock may be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid in full in cash, shares of our common stock or a combination thereof upon, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends upon, all outstanding shares of Mandatory Convertible Preferred Stock, subject to certain limited exceptions described in the Series D Certificate of Designations.

Voting Rights

The holders of the Mandatory Convertible Preferred Stock will have no voting rights other than those described below, except as specifically required by Delaware corporate law or by our certificate of incorporation from time to time.

Whenever dividends on any shares of Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the holders of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of preferred stock ranking equally with the Mandatory Convertible Preferred Stock and having similar voting rights, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, to vote for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”); provided that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our board of directors may, at no time, include more than two Preferred Stock Directors.

If and when all accumulated and unpaid dividends have been paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment has been set aside, the holders of the Mandatory Convertible Preferred Stock will immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment. If such voting rights for the holders of the Mandatory Convertible Preferred Stock and all other holders of other preferred stock with voting rights have terminated, the term of office of each Preferred Stock Director so elected will terminate at such time and the authorized number of directors on our board of directors shall automatically decrease by two.

So long as any shares of Mandatory Convertible Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds in voting power of the outstanding shares of Mandatory Convertible Preferred Stock and all other series of preferred stock ranking equally with the Mandatory Convertible Preferred Stock and having similar voting rights, voting together as a single class, (i) amend or alter the provisions of our certificate of incorporation so as to authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the Mandatory Convertible Preferred Stock, (ii) amend, alter or repeal the provisions of our certificate of incorporation or the Series D Certificate of Designations so as to adversely affect the special rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock; or (iii) consummate a binding share exchange or reclassification involving the Mandatory Convertible Preferred Stock or a merger or consolidation of us with another entity unless the Mandatory Convertible Preferred Stock remains outstanding or is converted into or exchanged for preference securities with terms not materially less favorable to holders, taken as a whole, in each case, subject to certain limitations described in the Series D Certificate of Designations.

Conversion

Mandatory Conversion. Unless previously converted or redeemed as permitted by their terms, each outstanding share of Mandatory Convertible Preferred Stock will convert automatically on March 15, 2021 into a number of shares of common stock at the rates defined in the Series D Certificate of Designations, subject to customary anti-dilution adjustments.

Early Conversion at the Option of the Holder. At any time prior to March 2021, a holder of Mandatory Convertible Preferred Stock may elect to convert each share of Mandatory Convertible Preferred Stock into shares of common stock at the minimum conversion rate or in the event of the occurrence of a “fundamental change” (as defined in the Series D Certificate of Designations) at the specified rates defined in the Series D Certificate of Designations.

Redemption

Other than pursuant to the acquisition termination redemption described in the Series D Certificate of Designations, the Mandatory Convertible Preferred Stock will not be redeemable. However, at our option, we may purchase or exchange the Mandatory Convertible Preferred Stock from time to time in the open market, by tender or exchange offer or otherwise, without the consent of, or notice to, holders.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Mandatory Convertible Preferred Stock will be entitled to receive a liquidation preference in the amount of $100.00 per share of the Mandatory Convertible Preferred Stock (the “Liquidation Preference”), plus an amount equal to accumulated and unpaid dividends on the shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our stockholders, after satisfaction of liabilities to our creditors and holders of shares of any Senior Stock and before any payment or distribution is made to holders of Junior Stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Liquidation Preference, plus an amount equal to accumulated and unpaid dividends, whether or not declared, on the shares of Mandatory Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Mandatory Convertible Preferred Stock and any other such Parity Stock will share equally and ratably in any distribution of our assets in proportion to their respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the Liquidation Preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the Mandatory Convertible Preferred Stock will have no right or claim to any of our remaining assets.